Mail Stop 3561

November 30, 2005

Mr. Steven A. Rogers
Principal Accounting Officer
Consolidated Natural Gas Company
Virginia Electric and Power Company
701 East Cary Street
Richmond, VA 23261

> **Re:** **Consolidated Natural Gas Company**
> **Form 10-K for the year ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 1-3196**
>
> **Virginia Electric and Power Company**
> **Form 10-K for the year ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 1-2255**

Dear Mr. Rogers:

    We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated October 27, 2005. Our review resulted in the following accounting comments.

Consolidated Natural Gas Company Form 10-K for the year ended December 31, 2004

1. We note your response to comment seven of our letter dated September 28, 2005. Given the relative materiality, you may want to report the activity associated with your derivative assets and liabilities on your Consolidated Statements of Cash Flow as a separate line item. Furthermore, using the financial statements, please reconcile to the $165 million change in derivative assets and the $26 million change in regulatory assets to the related balance sheet change.

2. We note your response to comment 11 of our letter dated September 28, 2005. Please tell us the delivery reference point of the swaps and purchased call options as well as the actual place of delivery of the related commodity being hedged. If there are any basis differences, please explain how you concluded such items are "highly effective" in hedging the related risk.

Mr. Steven A. Rogers
Principal Accounting Officer
Consolidated Natural Gas Company
Virginia Electric and Power Company
August 29, 2006
Page 2

3. We note your response to comment 20 of our letter dated September 28, 2005. Your response suggests that the revenue and expense items of the tolling arrangements are included in the segment that contains Virginia Power but the non-cash charges related to such contracts are included in Corporate and Other. If our understanding is incorrect, please clarify it. If otherwise, please tell us whether this represents an asymmetrical allocation and should be disclosed pursuant to paragraph 31.e of SFAS no. 131.

Virginia Electric and Power Company Form 10-K for the year ended December 31, 2004

4. We note your response to comment 23 of our letter dated September 28, 2005. Prospectively, separately report the activity associated with your derivative assets and liabilities on your Consolidated Statements of Cash Flow. Furthermore, using the financial statements, please reconcile to the $194 million change that you reference.

5. We note your response to comment 27 of our letter dated September 28, 2005. We assume the nuclear decommissioning trust funds contain cash. Please tell us how you reflect such cash for the purposes of cash and cash equivalents in the statements of cash flows.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant